Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eldorado Gold Corporation
We consent to the use of our reports, each dated February 21, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to changes in accounting policies for revenue and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments. Our report on the effectiveness of internal controls over financial reporting as of December 31, 2018, expresses our opinion that Eldorado Gold Corporation did not maintain effective internal control over financial reporting as of December 31, 2018 because management review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less cost of disposal for purposes of management’s evaluation of impairment of goodwill and mining property, plant and equipment.
We also consent to the incorporation by reference of such reports into the Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504 and 333-197861) on Form S-8 of Eldorado Gold Corporation filed with the United States Securities and Exchange Commission.

//s// KPMG LLP

Chartered Professional Accountants

March 29, 2019
Vancouver, Canada

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